

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2022

Kaes Van't Hof
Chief Financial Officer
Diamondback Energy, Inc.
500 West Texas, Suite 1200
Midland, Texas 79701

> **Re: Diamondback Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 24, 2022**
> **File No. 001-35700**

Dear Mr. Van't Hof:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: John Goodgame